Exhibit 4.5

DESCRIPTION OF COMMON STOCK
The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law (the “MGCL”), the charter (“charter”) of OUTFRONT Media Inc., a Maryland corporation (“the Company,” “we,” “our,” “us” and “our company”), and the Company’s Amended and Restated Bylaws (“bylaws”). Copies of the charter and the bylaws are filed as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”), and are incorporated herein by reference.
General
Our common stock, $0.01 par value per share, is listed on the New York Stock Exchange under the symbol “OUT.”
Our charter provides that we may issue up to 500,000,000 shares of stock, consisting of 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which 700,000 shares are classified and designated as Series A Convertible Perpetual Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”). Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.
Shares of Common Stock
Subject to the preferential rights, if any, of holders of any other class or series of our stock, including the Series A Preferred Stock, and to the provisions of our charter relating to the restrictions on ownership and transfer of shares of our stock, holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders and are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up, after payment of or adequate provision for all of our known debts and liabilities.
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock and except as is otherwise specified in the terms of any class or series of our stock, including the Series A Preferred Stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, including the Series A Preferred Stock, the holders of shares of our common stock possess the exclusive voting power. Under our bylaws, directors in uncontested elections are elected upon the affirmative vote of a majority of the total votes cast for and against such nominee at a duly called meeting of stockholders, and directors in contested elections are elected by a plurality of all of the votes cast. Under our current Corporate Governance Guidelines, if an incumbent director receives more votes “against” than votes “for” his or her election in an uncontested election, he or she is required to offer to resign from the board of directors and the nominating and governance committee of the board of directors will consider such offer to resign and recommend to the board of directors whether to accept or reject the resignation offer. The Company will then promptly disclose the decision of the board of directors in a periodic or current report filed with or furnished to the SEC. In both uncontested and contested elections, holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, the holders of shares of stock entitled to cast a majority of the votes entitled to be cast in the election of directors can elect all of the directors then standing for election, and the holders of the remaining shares may cast their votes but will be unable to influence the election of directors.
Holders of shares of our common stock generally have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock, shares of our common stock have equal distribution, liquidation and other rights.
Shares of Series A Preferred Stock
The Series A Preferred Stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. Each share of Series A Preferred Stock has an initial liquidation preference of $1,000 per share. Holders of the Series A Preferred Stock are entitled to a cumulative dividend accruing at the initial rate of 7.0% per year, payable quarterly in arrears. The dividend rate will increase by an additional 0.75% per annum effective on each anniversary of April 20, 2020 (the “Closing Date”) beginning on and following the eighth anniversary of the Closing Date. The dividend rate is subject to increases during certain other circumstances as set forth in the Articles Supplementary classifying and designating the Series A Preferred Stock (the “Articles Supplementary”), including an increase by up to 2.00% per year during periods in which we fail to make certain dividend payments or fail to pay certain amounts due in respect of the Series A Preferred Stock. Dividends may, at our option, be paid in cash, in-kind, through the issuance of additional shares of Series A Preferred Stock or a combination of cash and in-kind, until the eighth anniversary of the Closing Date, after which time dividends will be payable solely in cash. So long as any shares of Series A Preferred Stock remain outstanding, we may not declare a dividend on, or make any distributions relating to, capital stock that ranks junior to, or on a parity basis with, the Series A Preferred Stock, subject to certain exceptions, including but not limited to (i) any dividend or distribution in cash or capital stock of the Company on or in respect of the capital stock of the Company to the extent that such dividend or distribution is necessary to maintain the Company’s status as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), or to avoid the payment of any federal or state income or excise tax; and (ii) any dividend or distribution in cash in respect of our common stock that, together with the dividends or distributions during the 12-month period immediately preceding such dividend or distribution, is not in excess of 5% of the aggregate dividends or distributions paid by the Company necessary to maintain its REIT status or to avoid the payment of any federal or state income or excise tax during such 12-month period. Following the one-year anniversary of the Closing Date, if all or any portion of the dividends or distributions is paid in respect of the shares of our common stock in cash, then concurrently and as a condition to such payment, the shares of Series A Preferred Stock will participate in such dividends or distributions on an as-converted basis up to the amount of their accrued dividend on the Series A Preferred Stock for such quarter, which amounts will constitute an advance on and reduce the dividends payable on the shares of Series A Preferred Stock dollar-for-dollar for such quarter.
The Series A Preferred Stock is convertible at the option of any holder at any time into shares of our common stock at an initial conversion price of $16.00 per share and an initial conversion rate of 62.50 shares of our common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.
At any time from and after the third anniversary of the Closing Date, if (i) the volume-weighted average price of the common stock exceeds 150% of the then-applicable conversion price for at least 20 trading days in any period of 30 trading days, and (ii) (A) the Company has an effective resale shelf registration statement on file with the SEC or (B) the shares of common stock to be issued on mandatory conversion would be eligible to be offered, sold or otherwise transferred by the holder thereof pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), without any requirements as to volume, manner of sale or availability of current public information (whether or not then satisfied), all, but not less than all, of the Series A Preferred Stock may be converted, at the election of the Company, into the relevant number of shares of common stock, plus cash in lieu of any fractional shares. In addition, we may redeem any or all of the Series A Preferred Stock for cash at any time after the seventh anniversary of the Closing Date at a redemption price equal to 100% of the liquidation preference of the Series A Preferred Stock, plus any accrued and unpaid dividends as of the applicable redemption date.
Upon the occurrence of a Change of Control (as defined in the Articles Supplementary), each holder of the Series A Preferred Stock can either (i) require the Company to purchase any or all of their shares of Series A Preferred Stock (a “Change of Control Put”) at a redemption price payable in cash equal to 105% of the sum of the liquidation preference of the Series A Preferred Stock, plus any accrued and unpaid dividends as of the applicable purchase date, or (ii) convert any or all of their shares of Series A Preferred Stock (a “Change of Control Conversion”) into the number of shares of our common stock equal to the liquidation preference (including accrued and unpaid dividends as of the conversion date) divided by the then-applicable conversion price, plus cash in lieu of any fractional shares. Notwithstanding the foregoing, a holder of Series A Preferred Stock may not be permitted to effect a Change of Control Conversion if such conversion would materially and adversely affect our status as a REIT. Upon the occurrence of a Change of Control, any shares of Series A Preferred Stock as to which a Change of Control Put or Change of Control Conversion was not exercised may be redeemed in cash, at the option of the Company, at a redemption price equal to 100% of the liquidation preference plus accrued and unpaid dividends as of the applicable redemption date.
The issuance of shares of common stock upon the conversion of Series A Preferred Stock is subject to a cap, as may be adjusted pursuant to the anti-dilution provisions in the Articles Supplementary, equal to 28,856,239 shares of common stock (the “Share Cap”) unless and until the Company obtains stockholder approval (to the extent required under the New York Stock Exchange listing rules) for the issuance of additional shares (“Stockholder Approval”). If the Share Cap would be exceeded in connection with the issuance of shares upon a conversion of the Series A Preferred Stock, the Company will deliver to holders an amount of cash per share equal to the volume-weighted average price per share of the common stock on the trading day immediately preceding the conversion date for each share of common stock that holders would have received had they converted such shares of Series A Preferred Stock into common stock on the conversion date. Additionally, the issuance of additional shares of Series A Preferred Stock as an in-kind dividend is subject to the Share Cap, and if any in-kind dividends of Series A Preferred Stock would cause the total number of shares of common stock into which the Series A Preferred Stock is convertible to exceed the Share Cap, such dividend shall instead be paid in cash to the extent permitted under Maryland law, unless and until the Company obtains Stockholder Approval.
The Articles Supplementary provide that holders of the Series A Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of common stock (voting together as one class) on an as-converted basis, except as otherwise prohibited by applicable law or by the terms of the Articles Supplementary. Each holder of shares of Series A Preferred Stock shall be entitled to cast a number of votes equal to the largest number of whole shares of common stock into which all shares of Series A Preferred Stock held by such holder could then be converted. Notwithstanding the foregoing, the holders of the Series A Preferred Stock will not have the right to vote shares of Series A Preferred Stock on as as-converted basis in excess of the Share Cap unless and until the Company obtains the Stockholder Approval.

Certain matters will require the approval of the holders of at least a majority of the shares of Series A Preferred Stock outstanding at such time, voting together as a separate class, including, among others, (i) the authorization, issuance or reclassification of, or any amendments to the charter and bylaws to authorize, create or increase the issued shares of, any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities; (ii) the redemption, repurchase or other acquisition of junior equity securities by the Company (other than certain exceptions, such as repurchases of equity securities in connection with the Company’s equity compensation plans or existing DownREIT arrangements); (iii) the incurrence of any additional indebtedness by the Company or its subsidiaries not otherwise permitted under the Company’s indebtedness agreements existing on the Closing Date, as they may be amended, restated, replaced or refinanced from time to time; and (iv) the issuance of any preferred stock or senior securities or securities convertible into preferred stock or senior securities of the Company’s subsidiaries (other than to the Company or the Company’s wholly-owned subsidiaries) in connection with any financing transaction or any capital raising transaction. Additionally, amendments, modifications, supplements, waivers or other changes of any provision of the charter (including the Articles Supplementary) that adversely alters or changes the rights, powers, preferences or privileges of the holders of the Series A Preferred Stock, shall require the approval of holders of 75% of the outstanding shares of Series A Preferred Stock under certain circumstances, or a majority of the outstanding shares of Series A Preferred Stock under other circumstances, voting as a separate class. Finally, the holders of Series A Preferred Stock shall have exclusive voting rights on any charter amendment that would alter the contract rights of only the Series A Preferred Stock.
Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common Stock
Our charter authorizes our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue. Our charter authorizes our board of directors to authorize the issuance from time to time of shares of our common stock.

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock into other classes or series of stock, including one or more classes or series of stock that may have preferences over our common stock with respect to distributions or upon liquidation, and to authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set the number of shares in such class or series and, subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our stock and subject to the express terms of any class or series of stock then outstanding, including the Series A Preferred Stock, the preferences, conversion and other rights, voting powers (including exclusive voting rights), restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently have any plans to do so, it could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.
We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common stock and to classify or reclassify unissued shares of common stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Restrictions on Ownership and Transfer
In order for us to qualify to be taxed as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify to be taxed as a REIT, we must satisfy other requirements as well.
Our charter contains restrictions on the ownership and transfer of shares of our stock that are intended to assist us in complying with these requirements, among other purposes. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”) or 9.8% in value of the aggregate outstanding shares of all classes or series of our stock (the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of shares of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”
The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if we obtain such representations and undertakings from such stockholders as are reasonably necessary for the board of directors to determine that:

•	no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•
such stockholder does not and will not own, actually or constructively, an interest in a customer (i.e., a lessee of real property for purposes of the REIT requirements) of ours (or a customer of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such customer (or our board of directors determines that revenue derived from such customer will not, individually or in the aggregate with our other revenues, affect our ability to qualify to be taxed as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing an excepted holder limit, our board of directors may require an opinion of counsel or a ruling from the Internal Revenue Service, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT. Notwithstanding any ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit.
In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.
Our charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify to be taxed as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

•	any person from beneficially or constructively owning shares of our stock to the extent such ownership would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.
Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of shares of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give written notice to us of such event or, in the case of an attempted or proposed transaction, give us at least

15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of shares of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of shares of our stock described above is no longer required.
If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result (i) in any person violating the ownership limits or an excepted holder limit established by our board of directors, (ii) in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or (iii) in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity,” then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.
Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends or other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion) to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price (as such term is defined in our charter) at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accept such offer. We may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of shares of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then (x) such shares will be deemed to have been sold on behalf of the trust and, (y) to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive pursuant to our charter, such excess amount will be paid to the trustee upon demand.
In addition, if our board of directors at any time determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of shares of our stock described above or that a person intends to acquire beneficial or constructive ownership of shares that would cause such person to violate the restrictions on ownership and transfer of shares described above (whether or not such violation is intended), our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits. These restrictions on ownership and transfer of shares of our stock took effect upon completion of our initial public offering and will not apply if our board of directors determines, even without approval from our stockholders, that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with any restriction or limitation on ownership and transfer of shares of our stock is no longer required.

The restrictions on ownership and transfer of shares of our stock described above could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is EQ Shareowner Services.
Our Board of Directors
As of the date of the filing of this exhibit, our board of directors consists of eight directors. In accordance with the terms of our charter, our board of directors was fully declassified after our 2021 Annual Meeting of Stockholders. Our charter provides that the number of directors on our board of directors is fixed exclusively by our board of directors pursuant to the bylaws, but may not be fewer than the minimum required by the MGCL, which is one. Our bylaws provide that our board of directors must consist of not less than one and not more than 15 directors.
Election of Directors; Removals; Vacancies
Our bylaws provide that directors in uncontested elections are elected upon the affirmative vote of a majority of the total votes cast for and against such nominee at a duly called meeting of stockholders, and directors in contested elections are elected by a plurality of all of the votes cast.
Our charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, our directors may be removed at any time, but only for cause, as defined in our charter, and then only by the affirmative vote of a majority of all of the votes entitled to be cast generally in the election of directors.
Our charter provides that vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies. In addition, certain holders of the Series A Preferred Stock have the right to designate one individual for nomination as a director.
Meetings of Stockholders
Our bylaws provide that a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. Our chairman, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our corporate secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting and containing the information and certifications required by our bylaws. Our corporate secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our corporate secretary is required to prepare and deliver the notice of the special meeting.

Stockholder Actions by Written Consent
Under the MGCL, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage. Our charter permits stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders. Notwithstanding the foregoing, the holders of outstanding shares of Series A Preferred Stock may act on any matter which they have sole voting power by delivering a written or electronic consent authorized by the holders of Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize such action at a meeting of stockholders.
Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws
The MGCL contains, and our charter and bylaws contain, provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including cause requirements for removal of directors and advance notice requirements for director nominations and other stockholder proposals, each as described below. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL or the resolution exempting certain business combinations from the business combination provisions of the MGCL were repealed or rescinded, these provisions of the MGCL could have similar antitakeover effects. Further, the restrictions on ownership and transfer of shares of our stock described above in the section entitled “Restrictions on Ownership and Transfer” could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.
Advance Notice of Director Nominations, Proxy Access and New Business
Our bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by any stockholder who was a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on such business or in the election of each such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.
With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by the board of directors for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.

The advance notice procedures of our bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the prior year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 150th day prior to the date of such annual meeting nor later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. With respect to a special meeting, stockholders generally must provide notice to our corporate secretary at our principal executive office not earlier than the 120th day before such special meeting nor later than 5:00 p.m., Eastern Time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting.
In addition to advance notice procedures, the bylaws also include provisions permitting, subject to certain eligibility, procedural and disclosure requirements, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding shares of common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors then up for election.
Amendment of Charter and Bylaws
Under the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that we generally may amend our charter if such action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Notwithstanding the foregoing, the holders of Series A Preferred Stock have the exclusive right to vote on any charter amendment that would alter the contract rights of only the Series A Preferred Stock.
Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.
Transactions Outside the Ordinary Course of Business
Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that we generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of our assets or engage in a statutory share exchange unless the action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has by resolution exempted from the provisions of the Maryland business combination act all business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and any other person if our board of directors has first approved the combination. As a result, a person may be able to enter into a business combination with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future.
Control Share Acquisitions
The MGCL provides that holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power (except solely by virtue of a revocable proxy) in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. The control share statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Shares owned by the acquirer, officers of the corporation or employees of the corporation who are also directors of the corporation are excluded from shares entitled to vote on the matter.

Our bylaws contain a provision opting out of the control share acquisition statute. This provision may be amended or eliminated at any time in the future by our board of directors.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL that provide for:

•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the board of directors;
•	a requirement that a vacancy on the board be filled only by a vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
We have opted into the Subtitle 8 provision relating to director vacancies, and, as a result, vacancies on our board may be filled only by a majority of the remaining directors and directors elected by the board to fill vacancies will serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (i) vest in the board of directors the exclusive power to fix the number of directorships and (ii) require, unless called by our chairman, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.
Forum Selection Clause
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.
REIT Qualification
Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify to be taxed as a REIT.
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to or in which he or she may be made or threatened to be made a party or witness by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and
•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.
Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer of the Company who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and
•	any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, manager or trustee of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.
The rights to indemnification and advancement of expenses provided by our charter and bylaws vest immediately upon an individual’s election as a director or officer.  Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee of the Company or a predecessor of the Company.
The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of our charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.
In addition, we have entered into separate indemnification agreements with each of our directors. Each indemnification agreement provides, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and our charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such advancement.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.